UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc
(Registrant)

Date: June 14, 2013	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

11 June 2013

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 11 June 2013, it purchased from J.P. Morgan Securities plc, 100,000 ordinary shares at a price of 522.7951 pence per ordinary share. The purchased shares will be held as treasury shares. Following the above purchase, the Company holds 20,652,614 ordinary shares in treasury, and has 166,003,574 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

12 June 2013

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 12 June 2013, it purchased from J.P. Morgan Securities plc, 96,000 ordinary shares at a price of 525.9996 pence per ordinary share. The purchased shares will be held as treasury shares. Following the above purchase, the Company holds 20,748,614 ordinary shares in treasury, and has 165,907,574 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

13 June 2013

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 13 June 2013, it purchased from J.P. Morgan Securities plc, 110,000 ordinary shares at a price of 524.9119 pence per ordinary share. The purchased shares will be held as treasury shares. Following the above purchase, the Company holds 20,858,614 ordinary shares in treasury, and has 165,802,898 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

13 June 2013

CSR plc

(the “Company”)

Director Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that on Wednesday 12 June 2013, 15,000 ordinary shares in the Company were acquired at a price of £5.275459 per ordinary share on behalf of a self invested pension fund of Mr Anthony Carlisle, non-executive director. Following the transaction, Mr Carlisle’s total holding in CSR plc has increased to 19,000 ordinary shares.